ACRONGENOMICS, INC.
Fairfax House, 15 Fulwood Place
London UK WC1V 6AY

October 7, 2008

BY EDGAR

Securities and Exchange Commission
Division of Corporate Finance
100 F Street NE
Washington, DC 20549-7010

Attention:	Kevin l. Vaugh,
Accounting Branch Chief

Dear Sirs/Mesdames:

Re:	Acrongenomics, Inc. (the “Company”)
Form 10-KSB for Fiscal Year Ended December 31, 2007
File No. 000-49833
(the “Form 10-KSB”)

Thank you for your letter of September 17, 2008 with respect to our Form 10-KSB/A. Please find our responses to your comments below.

1.

We confirm that our certifying officers have concluded that our disclosure controls and procedures are not effective. We will review future filings, including any amendments to this filing to disclose in clear and unqualified language our officers’ conclusions regarding the effectiveness of our disclosure controls and procedures.

2.

We believe these material weaknesses are material weaknesses in our internal controls over financial reporting and we have amended our filing to revise management’s conclusion on the effectiveness of internal controls over financial reporting.

The Company acknowledges that:

(a)	it is responsible for the adequacy and accuracy of the disclosure in the filing;

(b)	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(c)	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss our responses during your review, please contact our attorney, Bernard Pinsky, at (604) 643-3153. We look forward to your response.

Yours truly,

ACRONGENOMICS, INC.

Per: /s/ Ron Lizée

Ron Lizée
Chief Financial Officer

Enclosures

cc:	Clark Wilson LLP
Attn: Bernard Pinsky